EXHIBIT 99

Magna Closes Sale of Fluid Pressure & Controls Business to Hanon Systems

AURORA, Ontario, March 29, 2019 (GLOBE NEWSWIRE) -- Magna announced today that it has completed the sale of its Fluid Pressure & Controls (FP&C) business to Hanon Systems, a South Korea-based global supplier of thermal and energy management systems, as previously announced.

INVESTOR CONTACT
Louis Tonelli, Vice-President, Investor Relations
louis.tonelli@magna.com, (+1) 905.726.7035

MEDIA CONTACT
Tracy Fuerst, Global Director of Corporate Communications & PR
tracy.fuerst@magna.com, (+1) 248.631.5396

ABOUT MAGNA
We are a mobility technology company that is helping pave the way to the future with innovative products and processes. We have more than 174,000 entrepreneurial-minded employees and 348 manufacturing operations and 91 product development, engineering and sales centres in 28 countries. Our competitive capabilities include body exteriors and structures, power and vision technologies, seating systems and complete vehicle solutions. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). For further information about Magna, visit www.magna.com.

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